INVICTA CAPITAL LLC

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69923

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2019__ AND ENDING __12/31/2019__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Invicta Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2790 Mosside Blvd., Suite 530

(No. and Street)

Monroeville	**PA**	**15146**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aimee Toth   **412-287-4646**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC

(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	**Pittsburgh**	**PA**	**15237-5851**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, **Aimee Toth**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Invicta Capital, LLC, as

of **December 31**, 20 **19**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kristin Pearson, Notary Public
Allegheny County
My commission expires May 29, 2022
Commission number 1334079
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
   Invicta Capital, LLC
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Invicta Capital, LLC** ("Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 9 to the financial statements, the entity has had numerous significant transactions with a business controlled by the owner of the entity. Our opinion is not modified with respect to this matter.

Lally & Co., LLC

We have served as the Company's auditor since 2018.

Pittsburgh, Pennsylvania
February 27, 2020

INVICTA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	16,922
Accounts receivable		155,507
Clearing deposit		10,000
Prepaid expenses		43,883
Property and equipment, net of accumulated depreciation of $1,302		2,347
	$	228,659

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	5,452
Due to related party		5,000
Commissions payable		139,956
		150,408
Members' equity		78,251
	$	228,659

The accompany notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and Nature of Business**

Invicta Capital LLC ("Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed in 2010 and is a Pennsylvania limited liability company. The Company received its FINRA approval for membership on March 20, 2018 and began operations.

The Company has signed an agreement with Interactive Brokers LLC (SEC #8-47257) on fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company received FINRA approval under Rule 1017 application on August 8, 2019. As such, the Company operates under (k)(2)(ii) and (k)(1) exemptive provisions of SEC Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Note 2   **Summary of Significant Accounting Policies**

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and Equivalents
For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

INVICTA CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

The Company enters into arrangements with annuity companies to distribute annuities to investors. The Company may receive commissions paid by the annuity company up front, over time, upon the investor's exit from the annuity (that is, a contingent deferred sales charge), or as a combination thereof.

Recent Accounting Pronouncements
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. This change was applied prospectively from January 1, 2019 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Income Taxes

The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Note 3   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2019 the Company's net capital was $16,470 which was $6,443 in excess of its required net capital of $10,027. The Company's aggregate indebtedness to net capital was 9.13 to 1.

Note 4   **Deposit with Clearing Organizations**

As required by its agreement with Interactive Brokers, a deposit of $10,000 is held at Interactive Brokers LLC. Such amount is shown as a "Clearing Deposit" on the statement of financial condition at December 31, 2019.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 5   **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off- balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. The Company has evaluated events and transactions after the date of the Statement of Financial Condition through February 27, 2020, which is the date the financial statements were available to be issued.

Note 6   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

INVICTA CAPITAL

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 7   **Concentrations**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

Note 8   **Subsequent Events**

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through February 27, 2020, which is the date the financial statements were available to be issued.

Note 9   **Related Party Transactions**

The Company has a management services agreement with Invicta Advisors, LLC ("Advisor"), a company related by common ownership. The Company provides securities brokerage and registered representative services to Advisor. Advisors provides shared office space to the Company. For the year ended December 31, 2019, the Company earned $65,000 from Advisors under this agreement. For the year ended December 31, 2019, the Company incurred expenses related this agreement of $12,000. At December 31, 2019, $5,000 was due to Advisors, a shown on the statement of financial condition.